CANADIAN ZINC CORPORATION

June 14, 2012

British Columbia Securities Commission	Ontario Securities Commission
Toronto Stock Exchange	Alberta Securities Commission

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were submitted to a vote at the annual general meeting of Canadian Zinc Corporation (the "Issuer") held on June 13, 2012.  The report on the voting results is as follows:

1.           Number of Directors

By a vote of show of hands, the number of directors was determined at five.

2.           Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

Brian Atkins	Dave Nickerson
John F. Kearney	Alan B. Taylor
John A. MacPherson

3.           Appointment of Auditors and Auditors' Remuneration

By a vote of show of hands, Ernst & Young LLP were appointed as auditors of the Issuer, for the ensuing year, and the directors were authorized to fix the auditors' remuneration.

4.           Approve Stock Option Plan

The adoption of a new stock option plan, which increases the number of common shares of the Issuer that may be issued on exercise of stock options from 6,000,000 shares to 7,500,000 shares, was approved by way of ballot. The votes were 25,463,856 (85.9%) for and 4,179,352 (14.1%) opposed.

Canadian Zinc Corporation

Per:         John F. Kearney”
John F. Kearney
Chairman, President and Chief Executive Officer